AB 10/27 K 06050233 105

BB

BP 10/27 *

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

SEC FILE NO.
8-47808

REPORT FOR THE PERIOD BEGINNING 1/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ~~Frank Russell Capital Inc~~ NRA - Russell Institutional Services Inc

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

909 A Street
(No. and Street)

Tacoma (City) WA (State) 98402 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 22 2006
BRANCH OF REGISTRATIONS AND
05 EXAMINATIONS

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linda L. Gutmann (253) 439-2969
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

1420 Fifth Avenue, Suite 1900 (ADDRESS) Number and Street
Seattle (City) WA (State) 98101 (Zip Code)

PROCESSED
OCT 30 2006
THOMSON
FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

GH 10/27

OATH OR AFFIRMATION

I, Linda L. Gutmann, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Frank Russell Capital Inc. as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Linda L. Gutmann
Name
Title: Treasurer

CRYSTAL A. COOPER
NOTARY PUBLIC
STATE OF WASHINGTON

Crystal A. Cooper 02/27/2006
Notary Public
Expires 10/05/09
Pierce County, Washington

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
	(c)	Statement of Operations
	(d)	Statement of Cash Flows
	(e)	Statement of Changes in Stockholder's Equity
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
	(o)	Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

Frank Russell Capital Inc.
Index
December 31, 2005

	Page(s)
Report of Independent Auditors	1
Financial Statement	
Statement of Financial Condition	2
Notes to Financial Statement	3–6

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1420 Fifth Avenue
Suite 1900
Seattle WA 98101
Telephone (206) 398 3000
Facsimile (206) 398 3100

Report of Independent Auditors

To the Board of Directors and Stockholder of
Frank Russell Capital Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Frank Russell Capital Inc. (the "Company") at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2006

Frank Russell Capital Inc.
Statement of Financial Condition
December 31, 2005

Assets	
Cash and cash equivalents	$ 16,543,635
Accounts receivable	2,126,146
Prepaid expenses and other	350,915
Due from affiliates	554,763
Fixed assets, net	949,469
Deferred income taxes	138,000
Total assets	$ 20,662,928
Liabilities and Stockholder's Equity	
Liabilities	
Accrued expenses	$ 2,679,703
Compensation payable	3,461,131
Due to affiliates	1,866,877
Incentive share plan	513,657
Other	564,663
Total liabilities	9,086,031
Stockholder's equity	
Common stock, par value $0.10 per share; 100 shares authorized; 50 shares issued and outstanding	5
Additional paid-in capital	1,249,995
Retained earnings	10,326,897
Total stockholder's equity	11,576,897
Total liabilities and stockholder's equity	$ 20,662,928

The accompanying notes are an integral part of this financial statement.

1. Nature of Business and Summary of Significant Accounting Policies

Nature of Business
Frank Russell Capital Inc. (the "Company") is a wholly owned subsidiary of Frank Russell Company ("Russell"), both of which are part of the Russell Investment Group. The Northwestern Mutual Life Insurance Company owns substantially all of the outstanding shares of Russell.

The Company, a broker-dealer registered pursuant to the Securities Exchange Act of 1934, is a member of NASD and is an investment advisor registered pursuant to the Investment Advisors Act of 1940. The Company provides sales and client support services for Russell's institutional investor products and services. These products include alternative investment funds, registered mutual funds, commingled employee benefit funds, and implementation services. Fees received by the Company in connection with these services are recorded as revenue.

The Company provides investment advisory and administrative services and other functions for alternative investment funds, including limited partnerships. The Company may also accept broker-dealer or investment adviser referrals, both affiliated and unaffiliated, for financial products or services provided by members of Russell.

Cash Equivalents
The Company considers money market instruments to be cash equivalents.

Fixed Assets
Fixed assets are reported at cost less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method based on estimated lives ranging from 3 to 16 years. Included in fixed assets is capitalized software, which includes purchased and internally developed software. Purchased software is stated at cost and amortized over three years using the straight-line method. Internally developed software represents internal and external costs incurred to develop internal-use software during the application development stage. Once the internal-use software is ready for its intended use, the accumulated development costs are amortized over three years using the straight-line method. When fixed assets are sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the respective accounts and the resulting gains or losses are included in the results of operations.

Revenue Recognition
Sales and client support services revenue is recognized as earned in accordance with the terms of the agreements.

Administrative and investment management fee revenue is recognized as earned based on contract terms. The Company has agreements with several parties to rebate a portion of the management fee.

Income Taxes
The Company accounts for income taxes based upon an asset and liability approach, which requires the recognition of deferred tax assets and liabilities for the expected future consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

The Company files its tax return with Russell as part of a consolidated group. Taxes payable are recorded through and included in due to affiliates. The provision for income taxes is based on an allocation of the consolidated tax liability to the respective companies included in the consolidated group as if each company were filing on a separate return basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Fixed Assets

Furniture and equipment	$ 1,034,255
Software	748,988
Leasehold improvements	467,739
	2,250,982
Accumulated depreciation and amortization	(1,625,886)
	625,096
Software under development	324,373
	$ 949,469

On September 1, 2005, fixed assets with a cost of $2,045,971 and accumulated depreciation of $1,506,246 were transferred to the Company from a related party through intercompany accounts.

3. Income Taxes

The Company has a net deferred tax asset of $138,000 at December 31, 2005. The tax effects of temporary differences that gave rise to the net deferred tax asset are presented below:

	2005
Deferred income tax assets	
Accrued incentive share plan	$ 180,000
Unrealized gain/loss	1,000
Total deferred income tax assets	$ 181,000
Deferred income tax liabilities	
Depreciation of fixed assets	$ (43,000)
Net deferred tax asset	$ 138,000

4. Benefit Plans

Retirement Plan

The Company participates in the Russell defined contribution retirement plan (the "Plan") covering eligible employees. The Plan allows for contributions to be made out of the Company's net operating profits at the discretion of the Russell Board of Directors. Employees may also contribute a percentage of their compensation as defined by the Plan's documents.

Discretionary Bonuses

The Company pays discretionary bonuses to its employees based on a percentage of consolidated operating income, as defined.

Incentive Share Plan

The Company participates in the Russell Incentive Share Plan (the "ISP"). The ISP is a cash-based, long-term incentive program for employees of the Company. ISP units will be awarded to selected Russell associates each calendar year for the life of the plan. The plan does not have a definitive end date.

The value of ISP units awarded in any given year is determined by the increase in the consolidated annual earnings before interest, taxes, depreciation and amortization, as defined by the ISP, over the four years beginning with the year the award is made. The units vest at the rate of 25% per calendar year over the four-year period. The vested appreciation of the ISP units will be paid in cash in the year following the end of the four-year vesting period, or upon the participant's termination of employment from Russell, whichever occurs earlier.

5. Related Party Transactions

Under a joint purchasing agreement, Russell processes payments for the direct expenses of the Company. Under a joint paymaster agreement, Russell processes payroll transactions for the Company. Additionally, Russell allocates certain negotiated charges to the Company such as office space, equipment and insurance charges. The Company reimburses Russell monthly for these expenses. Amounts due and payable to Russell for these charges were $1,517,000 at December 31, 2005.

Under an expense sharing agreement, certain charges, such as corporate overhead, incurred by Russell on the Company's behalf are not allocated to the Company.

During 2005, Russell and its subsidiaries adopted a new transfer pricing methodology through the execution of an amended and restated Master Intercompany Agreement ("Agreement"). The new methodology, a Residual Profit Split, is intended to conform to the relevant U.S. and local country tax laws and the Organization of Economic Cooperation and Development guidelines. As a participating member to the Agreement, the Company receives an intercompany recovery/(charge) based on the amount calculated under the Residual Profit Split. Russell acts as the monthly settlement agent for any payments or disbursements among the participating members associated with the effects of the Residual Profit Split. Amounts due and payable under the agreement were $275,000 at December 31, 2005.

The Company has entered into selling agreements with certain related parties to provide sales and client support services on their behalf. Fees received by the Company in connection with these services are recorded as sales and client support revenue.

6. Net Capital and Reserve Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $7,121,731, which was $6,515,996 in excess of its minimum net capital requirement of $605,735, and the ratio of aggregate indebtedness to net capital was 1.3 to 1.

The Company operates under the provisions of Section (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the provisions of that Rule.

7. Concentration of Risk

Substantially all revenue earned by the Company is from affiliated entities.